

AiPEX6
AI Powered US Equity Index 6

Monthly Performance Report - February 2024

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website: aipex6.gbm.hsbc.com

Bloomberg Ticker: AIPEX6 Index

Geographical Focus: United States

Launch Date: 11/19/2019

Type of Return: Excess Return

Index Sponsor: EquBot, Inc.

Index Calculation Agent: Solactive AG

Index Fee: 0.85% per year

Index Performance: Historical & Simulated*

1 Month	1.69%
YTD	0.68%
1Y	1.77%
3Y	-4.80%
5Y	1.82%
10Y	31.70%
10Y Annualized Volatility	5.90%
10Y Sharpe Ratio	-0.43
Cumulative Return	125.51%

Top 10 Holdings: As of 2/29/2024

	Index Weight(%)	Sector
JOHNSON & JOHNSON	3.7%	Health Technology
ELEVANCE HEALTH INC	3.7%	Health Services
APPLE INC	3.6%	Electronic Technology
MCDONALDS CORP	3.6%	Consumer Services
MICROSOFT CORP	3.0%	Technology Services
AMERICAN ELECTRIC POWER COMPANY INC	2.8%	Utilities
GILEAD SCIENCES INC	2.3%	Health Technology
NVIDIA CORP	1.7%	Electronic Technology
AMAZON.COM INC	1.5%	Retail Trade
UNITEDHEALTH GROUP INC	1.4%	Health Services
Total	27.3%	

Annual Index Performance: Historical & Simulated*

2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
7.8%	-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%	3.3%	2.4%	-7.6%	0.9%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 2/29/2024. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
March 01, 2024

HSBC

Monthly Performance Report - February 2024

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	11.55%	4.23%
Consumer Services	6.49%	3.36%
Electronic Technology	10.51%	17.34%
Energy Minerals	3.69%	3.04%
Finance	10.19%	12.80%
Health Services	5.82%	2.11%
Health Technology	12.80%	9.40%
Retail Trade	4.60%	7.75%
Technology Services	12.38%	20.96%
Utilities	10.58%	2.17%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	1.04%	0.04%
Consumer Services	-0.09%	0.09%
Electronic Technology	2.16%	1.33%
Energy Minerals	0.02%	0.09%
Finance	0.46%	0.55%
Health Services	0.05%	0.02%
Health Technology	1.21%	0.34%
Retail Trade	0.19%	0.4%
Technology Services	-0.04%	0.97%
Utilities	-0.0%	0.03%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 2/29/2024	3Y Average	5Y Average	10Y Average
Equity Portfolio	45.47%	32.68%	32.89%	41.22%
Cash	54.53%	67.32%	67.11%	58.78%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 2/29/2024. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

